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                            FINN DIXON & HERLING LLP
                                ATTORNEYS AT LAW

                               ONE LANDMARK SQUARE
                        STAMFORD, CONNECTICUT 06901-2689
                            TELEPHONE (203) 325-5000
                            FACSIMILE (203) 348-5777

August 16, 2006

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE Mail Stop 7010
Washington, DC 20549-7010

Attention:  Mr. Andrew Schoeffler, Esq.


         Re:  Fuel-Tech N.V.
              Amendment No. 1 to Registration Statement on Form S-4 Filed August 7, 2006
              File No. 333-134742

Ladies and Gentlemen:

         On behalf of Fuel-Tech, N.V. ("Fuel-Tech, N.V."), we enclose five courtesy copies of Amendment No. 2 ("Amendment No. 2") to the Registration Statement (File No. 333-134742) on Form S-4 (the "Registration Statement") that was originally filed on June 5, 2006, and amended by Amendment No. 1 to the Registration Statement on Form S-4 (Amendment No. 1) that was filed on August 7, 2006, each of which has been marked to show changes from Amendment No. 1. This letter sets forth the responses of Fuel-Tech N.V. to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated August 10, 2006 (the "Comment Letter"). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below such comment is the response of Fuel-Tech N.V. Capitalized terms used in this letter and not defined have the meanings given to them in the Registration Statement.

Prospectus Cover page
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         We have made a good faith estimate as to the number of shares that will be issued and outstanding on September 30, 2006, in light of possible option exercises, when we effect the redomestication in Delaware, and have paid a filing fee based on this number.


Exhibit 5.1

         1. The qualifications in the third paragraph of the opinion regarding the filing of the proposed certificate of incorporation with the Delaware Secretary of State and the payment of required filing fees are inappropriate. Please have counsel revise its opinion accordingly.

                  RESPONSE:  We have revised the opinion accordingly.

         2. Please either delete the last sentence of the opinion or file an opinion dated as of the date of effectiveness.

                  RESPONSE: We will file our opinion by amendment dated as of the date requested for effectiveness.

         If you have any questions with respect to the foregoing, please call the undersigned at (203) 325-5043 or Laura Elliott at 203-325-5033.

                                     Very truly yours,

                                     /s/ Ernest M. Lorimer

                                     Ernest M. Lorimer